UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

Henry B. Tippie, c/o Dover Motorsports, Inc.,

3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810
(302) 475-6757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260174 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (A) Estate of John W. Rollins, Sr. (B) Henry B. Tippie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization (A) State of Delaware (B) United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power (A) 8,000,000 (B) 3,520,700

	8.	Shared Voting Power (A) 0 (B) 192,000

	9.	Sole Dispositive Power (A) 8,000,000 (B) 3,290,700

	10.	Shared Dispositive Power (A) 0 (B) 192,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (A) 8,000,000 (B) 3,712,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) (A) 32.8% (B) 18.9%

14.	Type of Reporting Person (See Instructions) (a) 00 (b) IN

Item 1.	Security and Issuer

The class of equity security to which this Schedule 13D relates is the Common Stock (the “Common Stock”), par value $.10 per share, of Dover Motorsports, Inc., a Delaware corporation (the “Company” or the “issuer”).  The Common Stock is publicly traded.  The ownership reflected above includes both Common Stock and Class A Common Stock.  Class A Common Stock is not publicly traded.  Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder.  As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of its Class A Common Stock.  The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock.

The principal executive office of the Company is located at 1131 N. DuPont Highway, Dover, Delaware 19901.

Item 2.	Identity and Background

(a)            (A) Estate of John W. Rollins, Sr. (the “Estate”).
(B) Henry B. Tippie (“Mr. Tippie”).  The Estate and Mr. Tippie are not a “group” within the meaning of Section 13(d) and are filing on the same Schedule for convenience only.  Mr. Tippie is the executor of the Estate and his holdings are shown separately from those of the Estate in this filing.

(b)           (A) The Estate’s business address is c/o Dover Motorsports, Inc., 3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810.  The Estate came into existence upon the death of John W. Rollins, Sr. on April 4, 2000.  Letters Testamentary upon the Estate were in due form of law granted unto Mr. Tippie on April 7, 2000.
(B) Mr. Tippie’s business address is 3420 Executive Center Drive, N.W., Suite 163, Austin, TX  78731.

(c )         (A) Not applicable.
(B) Mr. Tippie is Chairman of the Board and of the Executive Committee of the Company, Chairman of the Board and Chief Executive Officer of Tippie Services, Inc., 3420 Executive Center Drive, N.W., Suite 163, Austin, TX  78731, and a Director of various other public and private companies.

(d) (A) & (B) During the last five years, neither Mr. Tippie nor the Estate were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            (A) & (B) During the last five years, neither Mr. Tippie nor the Estate were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, either was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (A) Not applicable. (B) Mr. Tippie is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
(A) Not applicable. (B) Not applicable.
Item 4.	Purpose of Transaction

As previously reported in Amendment No. 4 to this Schedule 13D, on August 9, 2005, Mr. Randall Rollins and Mr. Tippie entered into a Stockholders Voting Agreement and Irrevocable Proxy (“Agreement”) pursuant to which Mr. Rollins granted to Mr. Tippie the right to vote 530,000 shares of Class A Common Stock owned by Mr. Rollins.  This filing is being made relative to an amendment to that Agreement.

On December 2, 2005, Mr. Tippie and Mr. Rollins entered into an Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy (“Amended Agreement”) to decrease Mr. Tippie’s right to vote 530,000 shares of Class A Common Stock owned by Mr. Rollins by 300,000 shares to a total of 230,000 shares.  The Company is not a party to the Amended Agreement.

The Amended Agreement is attached hereto as Exhibit A.
Other than as disclosed above, neither Reporting Person has any plans or proposals of the type requiring disclosure under this Section.
Item 5.	Interest in Securities of the Issuer
(a) (A) Estate:

Amount beneficially owned:  8,000,000.  The Estate beneficially owns 8,000,000 shares of Class A Common Stock or 32.8% of the Common Stock (which for purposes of this calculation is based on 16,400,532 shares of Common Stock outstanding to which have been added 8,000,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Estate into shares of Common Stock).

(B) Mr. Tippie:

Amount beneficially owned: 3,712,700. The Reporting Person beneficially owns 482,700 shares of Common Stock and 3,230,000 shares of Class A Common Stock or 18.9% of the Common Stock (which for purposes of this calculation is based on 16,400,532 shares of Common Stock outstanding to which have been added 3,230,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into shares of Common Stock).  The above numbers include 230,000 shares of Class A Common Stock over which Mr. Tippie has voting control only (but not the power to dispose of the shares and no pecuniary interest in the shares), 42,000 shares of Common Stock held as Co-Trustee and 150,000 shares of Common Stock held by Mr. Tippie’s wife.

(b) (A) Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above. (B) Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.
(c) (A) None. (B) None.
(d) (A) None. (B) None.
(e) (A) Not applicable. (B) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None, except as disclosed in Item 4 above.
Item 7.	Material to Be Filed as Exhibits
The following is attached to this filing:
Exhibit A:	Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy entered into December 2, 2005 between Henry B. Tippie and R. Randall Rollins.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 2, 2005	Estate of John W. Rollins, Sr.

/s/ Henry B. Tippie
Henry B. Tippie, Executor

/s/ Henry B. Tippie
Henry B. Tippie, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A TO SCHEDULE 13D

AMENDED AND RESTATED

STOCKHOLDERS VOTING AGREEMENT

AND IRREVOCABLE PROXY

This Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy (the “Agreement”) amends and restates that certain Agreement made the 9th day of August 2005 (the “Original Agreement”) by and between R. Randall Rollins (“Rollins”) and Henry B. Tippie (“Tippie”) (Rollins and Tippie being collectively referred to as the “Stockholders”).

WHEREAS, the Stockholders own shares of Class A Common Stock (the “Stock”) of Dover Motorsports, Inc. (the “Company”); and

WHEREAS, the Stockholders desire to enter into an agreement to be specifically enforceable against each of them pursuant to which they agree to consult with each other relative to matters involving the voting of the Stock and Rollins agrees to grant voting control over certain shares of his Stock to Tippie.

WHEREAS, the Original Agreement referred to a Voting Block (as defined in Section 2 below) of 530,000 shares of Stock and this Agreement intends to decrease this amount by 300,000 shares to a total of 230,000 shares of Stock.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Stockholders hereby agree as follows:

1.                                       Agreement to Consult.   The Stockholders agree to consult with each other relative to matters involving the voting of the Stock.  Notwithstanding this agreement to consult, which the Stockholders agree to honor in good faith, each Stockholder shall reserve the right to vote his shares of Stock in any manner he sees fit in his sole discretion (except as expressly provided for in Section 2) and without regard to what may or may not have been discussed during such consultations.  In no event shall any matter discussed during such consultations rise to the level of an enforceable agreement (unless separately reduced to writing) or give either Stockholder the right to make a claim for damages or specific performance based on reliance.  The Stockholders agree to maintain the confidentiality of their discussions, except to the extent that disclosure is required by law or legal process.

2.                                       Agreement to Vote.   Rollins hereby grants to Tippie the right to vote 230,000 shares of Stock owned by him (the “Voting Block”).  Tippie agrees to vote the Voting Block in the same manner in which he votes shares of Stock owned by him.

3.                                       Term.   The term of this Agreement shall be for an initial one (1) year period beginning on the date hereof and shall continue for nine (9) successive one (1) year terms unless Rollins terminates this agreement on written notice provided to Tippie prior to the annual anniversary date hereof.  This Agreement shall automatically terminate in the event that Tippie ceases to control more than 50% of the voting power in the Company (measured by voting control in the outstanding shares of the Company’s Common Stock and Class A Common Stock on a combined basis) or in the event of the death or incapacity of Tippie.  This Agreement shall not in any way restrict Rollins’ right to sell, gift or otherwise dispose of the Voting Block and shall cease to have any force and effect with respect to any shares of Stock in the Voting Block which may be sold, gifted or otherwise disposed of.

In the event that all of the shares of Stock in the Voting Block are sold, gifted or otherwise disposed of, this Agreement shall automatically terminate.  Tippie shall be free at any time to cede voting control back to Rollins by providing written notice of such intention, in which event this Agreement shall automatically terminate.

4.                                       Irrevocable Proxy.   In order to insure the voting of the Voting Block in accordance with this Agreement, Rollins agrees to execute an irrevocable proxy simultaneously with the execution hereof, in the form of Exhibit A attached hereto, granting to Tippie the right to vote the Voting Block in accordance with this Agreement.

5.                                       Changes in Common Stock.   In the event that subsequent to the date of this Agreement any shares or other securities (other than any shares or securities of another corporation issued to the Company’s stockholders pursuant to a plan of merger) are issued on, or in exchange for, any of the shares of the Voting Block by reason of any stock dividend, stock split, consolidation of shares, reclassification, or consolidation involving the Company, such shares or securities shall be deemed to be Stock for purposes of this Agreement.

6.                                       Representations of Rollins.   Rollins hereby represents and warrants to Tippie that (a) he owns and has the right to vote the Voting Block, and (b) he has full power to enter into this Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date thereof.

7.                                       Enforceability; Validity.   Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the other party hereto.

8.                                       General Provisions.

(a)                                  This Agreement sets forth the entire agreement of the parties relative to the subject matter hereof and may only be modified in writing.   The Original Agreement and Irrevocable Proxy attached thereto are hereby superseded.

(b)                                 This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware.

(c)                                  This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

(d)                                 If any provision of this Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of this Agreement and this Agreement shall continue in all respects to be valid and enforceable.

(e)                                  No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies with respect to any subsequent breach.

IN WITNESS WHEREOF, the Stockholders have executed this Agreement as of this 2nd day of December, 2005.

/s/ Henry B. Tippie
Henry B. Tippie

/s/ R. Randall Rollins
R. Randall Rollins

EXHIBIT A TO AMENDED AND RESTATED

STOCKHOLDERS VOTING AGREEMENT

IRREVOCABLE PROXY

The undersigned agrees to, and hereby grants to Henry B. Tippie (“Tippie”) an irrevocable proxy pursuant to the provisions of Section 212 of the Delaware General Corporation Law to vote, or to execute and deliver written consents or otherwise act with respect to, 230,000 shares of Class A Common Stock (the “Stock”) of Dover Motorsports, Inc. (the “Corporation”) represented by such certificate numbers as shall be designated by the undersigned from time to time to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a Delaware corporation as provided in a certain Amended and Restated Stockholders Voting Agreement, dated as of December 2, 2005, among the undersigned and Tippie.  The undersigned hereby affirms that this proxy is given as a condition of said voting agreement and as such is coupled with an interest and is irrevocable.  This proxy shall be binding upon the successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be, of the undersigned.  It is further understood by the undersigned that this proxy may be exercised by Tippie until it is terminated in accordance with the provisions of said voting agreement.

Dated this 2nd day of December, 2005.

/s/ R. Randall Rollins
R. Randall Rollins